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             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13G

          UNDER THE SECURITES EXCHANCE ACT OF 1934
                    (Amendment No._____)*

                      Nutraceutix, Inc.
------------------------------------------------------------
                        ------------
                      (Name of Issuer)

                Common Stock, $.001 Par Value
------------------------------------------------------------
                        ------------
               (Title of Class of Securities)

                          67060V107
------------------------------------------------------------
                        ------------
                       (CUSIP Number)

                           6/30/99
------------------------------------------------------------
                        ------------
   (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed

     [   ] Rule 13d-1 (b)
     [X] Rule 13d-1 (c)
     [   ] Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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 CUSIP NO.     67060V107                Page  2  of  5 Pages

(1)  NAME OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSONS
(ENTITIES ONLY)

     Archer-Daniels-Midland Company/041-012-9150
     -------------------------------------------------------
--------------------------------------------

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*
                                             (a)  [    ]
                                             (b)  [    ]
     -------------------------------------------------------
--------------------------------------------

(3)  SEC USE ONLY
     -------------------------------------------------------
--------------------------------------------

(4)  CITIZENSHIP OR PLACE OF ORGANIZATON

     Delaware, United States of America
     -------------------------------------------------------
--------------------------------------------

     NUMBER OF      (5)  SOLE VOTING POWER
     SHARES              1,920,000
     BENEFICIALLY        -----------------------------------
------------------------
     OWNED BY       (6)  SHARED VOTING POWER
     EACH                -0-
     REPORTING           -----------------------------------
------------------------
     PERSON WITH    (7)       SOLE DISPOSITIVE POWER
                         1,920,000
                         -----------------------------------
-------------------------
                    (8)  SHARED DISPOSITIVE POWER
                         -0-
                         -----------------------------------
--------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
     1,920,000
     -------------------------------------------------------
--------------------------------------------

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
CERTAIN   SHARES*                                 [     ]
     -------------------------------------------------------
--------------------------------------------
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CUSIP NO.      67060V107                     Page  3  of  5
Pages

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     10.9% (Based on information as to shares outstanding
shown in the 1999 proxy
                         statement)
     -------------------------------------------------------
--------------------------------------------

(12) TYPE OF REPORTING PERSON*
     CO
     -------------------------------------------------------
--------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1(a).     Name of Issuer:
     (a)  Nutraceutix, Inc.

Item 1 (b).    Address of Issuer's Principal Executive
Offices:

     (b)  8340 154th Avenue N.E., Redmond, Washington 98052

Item 2(a).     Name of Person Filing:
     (a)  Archer-Daniels-Midland Company

Item 2(b).     Address of Principal Business Offices or, if
None, Residence:
     (b)  4666 Faries Parkway, Decatur, IL  62526

Item 2(c).     Citizenship:
     (c)  Delaware, U.S.A.

Item 2 (d).    Title of Class of Securities:
     (d)  Common Stock, $.001 Par Value

Item 2 (e).    CUSIP Number:
     (e)  CUSIP # 67060V107

Item 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d -
1(b) OR 13d-   2(b) OR (c),   CHECK WHETHER THE PERSON
FILING IS A:

     Not Applicable

ITEM 4.   OWNERSHIP:

Item 4(a).     Amount Beneficially Owned:
     (a)  1,920,000
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CUSIP NO. 67060V107                Page  4  of  5 Pages

Item 4 (b).    Percent of Class:
     (b) 10.9% (Based on information as to shares outstanding shown in the 1999 proxy statement.)

Item 4 (c).    Number of Shares as to which such person has:

Item 4(c)(i).  Sole power to vote or to direct the vote

     (i)  1,920,000 shares

Item 4(c)(ii). Shared power to vote or to direct the vote

     (ii) -0- shares

Item 4(c)(iii).     Sole power to dispose or to direct the
disposition of

     (iii)     1,920,000 shares

Item 4(c)(iv). Shared power to dispose or to direct the disposition of

     (iv) -0- shares

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER PERSON:

          Not Applicable

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY               WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY
     THE PARENT HOLDING COMPANY:

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE
     GROUP:

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable
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CUSIP NO.      67060V107                     Page  5  of  5
Pages

ITEM 10.  CERTIFICATION :

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

                         SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 11, 2000
                              Date


                              /s/ D. J. Smith
                              Vice President, Secretary
                                  and General Counsel


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